Exhibit 99.6
Consent of Independent Registered Chartered Accountants
We consent to the incorporation by reference in Registration Statement Nos. 333-126037, 333-126038, 333-126039, 333-126040 and 333-138760 on Form S-8 and to the use of our reports dated March 10, 2008 relating to the consolidated financial statements of Goldcorp Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Canadian Institute of Chartered Accountants Handbook Sections 1530 — Comprehensive Income, 3251 — Equity, 3855 — Financial Instruments — Recognition and Measurement, 3861 — Financial Instruments — Disclosure and Presentation and 3865 — Hedges, effective January 1, 2007) and the effectiveness of Goldcorp Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2007.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 28, 2008